

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

July 22, 2010

Mr. David Vellequette
Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

RE: **JDS Uniphase Corporation**
Form 10-K for the fiscal year ended June 27, 2009
Filed August 24, 2009
File No. 000-22874

Dear Mr. Vellequette:

      We have completed our review of your Form 10-K and related filings and do not have any further comments at this time.

Sincerely,

Jeffrey Jaramillo
Accounting Branch Chief